Emeco Holdings Limited

SEC MAIL PROCESSING
RECEIVED
FEB 12 2007
WASH. D.C. 186 SECTION

07021054

9 February 2007

Matthew Foy
Australian Stock Exchange Ltd
Exchange Plaza
Level 8
2 The Esplanade
Perth WA 6000

By email to matthew.foy@asx.com.au

SUPPL

Dear Sir

Price query

I refer to the questions set out in your letter of 9 February 2007 regarding the change in price and increase in trading volume of the ordinary shares of Emeco Holdings Ltd **(Company)**.

The Company's response to each of ASX's questions is as follows:

1. The Company is not aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the Company's securities.

2. Not applicable.

3. The Company does not have any other explanation for the price change and increase in trading volume of the Company's securities.

4. The Company is in compliance with the listing rules and, in particular, listing rule 3.1.

PROCESSED
FEB 16 2007
THOMSON FINANCIAL

Yours faithfully

M. Kirkpatrick

Mike Kirkpatrick
Company Secretary

dlw 2/16

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Level 8
Exchange Plaza
2 The Esplanade
Perth WA 6000

GPO Box D187
Perth WA 6840

Telephone 61 9224 0014
Facsimile 61 9221 2020
Internet http://www.asx.com.au

9 February 2007

Michael Kirkpatrick
Company Secretary
Emeco Holdings Limited
Ground Floor, 10 Ord Street
WEST PERTH WA 6872

By Facsimile: 9321 1366

Dear Michael

Emeco Holdings Limited (the "Company")

RE: PRICE QUERY

We have noted a change in the price of the Company's securities from $1.835 on 7 February 2007 to $1.98 today. We have also noted an increase in the volume of trading in the securities over this period.

In light of the price change and increase in volume, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any *other* explanation that the Company may have for the price change and increase in volume in the securities of the Company?

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by e-mail at matthew.foy@asx.com.au or by facsimile on **facsimile number 9221 2020**. It should <u>not</u> be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than half an hour before the start of trading (ie **before 12 pm. W.D.S.T) on 9** February 2007).

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours faithfully,

Matthew Foy
<u>Adviser, Issuers (Perth)</u>

Direct Line: (08) 9224 0014

END